April 10, 2006

Jay Ingram, Esq.

US Securities and Exchange Commission

450 Fifth Street, NW

Mail Stop 05-11

Washington, DC 20549

Re:	Electric Moto

Registration Statement on Form Sb-2

File No. 333.124012

Amendment Filed: March 13, 2006

Dear Mr. Ingram:

We represent Electric Moto Corporation (“Electric Moto” or the “Company”). We are in receipt of your letter dated February 8, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

The Limited amount of cash in our bank account could result in the cessation of our operations....page 3

1.	We note your response to comment 2. Please revise to indicate your amount of working capital as of December 31, 2005.

ANSWER:	This section has been revised to disclose that the Company has deficit net working capital of $45,653.

Market for Common Equity and Related Stockholder Matters, page 6

2.	Refer to the third paragraph of this subsection and advise us about the disclosure that reads: “(per financials 7,460,000 - which is correct? - see also p 20).”

ANSWER:	This disclosure has been removed from the Form SB-2.

Principal Stockholders, page 24

3.	We note you indicate Noah Clark beneficially owns 2,000,000 and 2,550,000 shares as of March 14, 2006. Please revise as appropriate.

ANSWER:	This section has been revised to disclose that Mr. Clark beneficially owns 2,550,000 shares.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities

4.

Please provide us with an analysis to whether the December 18, 2005 transaction in which the company issued 6,560,000 shares to Nils Wikland was effected in reliance on the provisions contained in Registration S - Rules Governing Offers and Sales Made Outside the United States Without Registration Under the Securities Act of 1933. We may have further comment after reviewing your response.

ANSWER:

The December 18, 2005 transaction in which the Company issued 6,560,000 shares to Nils Wiklund was not effected in reliance on the provisions contained in Registration S. The Company relied on the exemption provided by Section 4(2) of the Securities Act of 1933 exempting private offerings from registration. This offering involved small number of securities offered to a small number of investors and was conducted as a private transaction through face-to-face negotiations. In addition, Mr. Wiklund is a sophisticated investor and had a pre-existing relationship with the Company as a purchaser of Blades for resale in Europe. Furthermore, the securities issued pursuant to the transaction are restricted in accord with Rule 144 and may only be sold within the provisions of that rule.

Undertakings

5.	Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

ANSWER:

Amendment No. 5 to the Form SB-2 included the updated undertakings set forth in Item 512(a) of Regulation S-B and have been included in this amendment. Please advise if such undertakings are deficient.

If you have any further questions, please contact me.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Peter D. Visalli

PETER D. VISALLI